SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 3, 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ir/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8

Minutes of the Board of Directors’ Meeting,
Held on January 31st, 2006

Date, Time and Place:

On the 31st of January, 2006, at 10:00 a.m., in the city and state of São Paulo, at Av. Brigadeiro Faria Lima, nº 2055, 17º andar.

Summons:

Summons made pursuant to the provisions of the sole paragraph of article 26 of Brasil Telecom Participações S.A. (“BTP” or “Company”)’s By-laws, by the Chairman of BTP’s Board of Directors, Mr. Sergio Spinelli Silva Junior, on January 20, 2006.

Presence:

The following members of the Company’s Board of Directors were present: Messrs. Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Surányi, Lênin Florentino de Faria and Frederico Cavalcanti.

Meeting’s Board:

President:   Sergio Spinelli Silva Junior
Secretary:  Hiram Bandeira Pagano Filho

Day’s Agenda:

1. Deliberate on the appointment of 1 (one) effective member of the Company’s Board of Directors to recompose such collegiate, since there is a vacant position.

Resolutions

Initially, the Board of Directors resolved, by unanimous decision, that this minutes shall be drafted in the summarized form, in compliance with art. 130, paragraph one of Law 6,404/76. The presentation of protests and manifestations are optional and shall be received by the meeting’s board and filed at the Company’s headquarters.

Next, the President registered the receipt of vote instructions for the current meeting, approved in Invitel S.A. and Brasil Telecom Participações S.A.’s Previous Shareholders’ Meetings (Doc. 01 and 02, respectively), held on January 30, 2006, for the members of the Company’s Board of Directors appointed by the shareholders above.

Following, the President put to the vote the sole item of the Day’s Agenda, which was approved unanimously, the appointment of Mr. Ricardo Ferraz Torres, Brazilian, single, banker, bearer of the Identity Card N. 05423500-7 IFP/RJ, registered under the Federal Revenue Service with CPF/MF 000.699.217 -09, with office in the city and state of Rio de Janeiro, at Praia de Botafogo, nº 501 – 3º e 4º andares, as effective member of BTP’s Board of Directors, once there is a vacant position, previously assigned to Mr. Fábio de Oliveira Moser.

The President registered the receipt of Mr. Ricardo Ferraz Torres’ résumé, which is filed at the Company’s Headquarters (Doc. 3).

Closing:

With nothing further to be discussed, the meeting was closed and these Minutes were drafted, which, once read and approved, were signed by the present Board’s Members.

São Paulo, January 31, 2006.

Sergio Spinelli Silva Junior	Hiram Bandeira Pagano Filho
President	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer